Mail Stop 4561

August 6, 2007

VIA USMAIL and FAX (212) 905 - 7701

Mr. Mel Schrieberg
Chief Executive Officer
Mohen, Inc.
95 Morton Street
New York, New York 10014

> **Re: Mohen, Inc.**
> **Form 10-SB Amendment #1**
> **Filed on July 31, 2007**
> **File No. 000-52707**

Dear Mr. Mel Schrieberg:

We have limited our review of your filing to the financial statements only and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

******

FORM 10-SB AMENDMENT # 1 FILED ON JULY 31, 2007

Financial Statements and Notes

Audited Financial Statements for December 31, 2006

Note 1 – Organization

1.   We have read your response to comment three.   Under EITF 02-5, an individual
        would need to hold more than 50% of the voting interest of each entity to
        establish common control.   If there is no such individual, then common control
        can be established through a group of shareholders in which there is a written
        agreement in place to vote in concert or if they are immediate family members. It
        is not clear how you met these criteria.   Please identify the majority shareholder
        and their percentage interest in each entity.

Nature Of Business, page F-7

Note 6 – Equity Transactions

Redeemable Convertible Preferred Stock – Series B – par value $0.01, pages F-15 – F-16

2.   We have read your response to comment eight.   You state that liability treatment
        is not required because the warrants for shares are not puttable and not
        mandatorily redeemable.   However, as stated in paragraphs 5 and 6 of FSP FAS
        150-5, paragraph 11 of SFAS 150 applies to warrants in which the underlying
        shares are redeemable at some date in the future whether they are conditional or
        unconditional.   Since there is a redemption feature to your Series B Preferred
        Stock, it would appear that the warrants on these shares would require liability
        treatment under the FSP.   Please revise accordingly or advise us.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please submit a response letter on EDGAR that keys your responses
to our comments and provides the requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief